February 9, 2018

Jeffrey McGonegal
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Current Report on Form 8-K filed October 4, 2017
           Response dated January 22, 2018
           File No. 001-33675

Dear Mr. McGonegal:

       We have reviewed your January 22, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 22, 2018 letter.

Response Dated January 22, 2018

General

1. We note your response to prior comment 1. Please provide a more-detailed calculation on an unconsolidated basis for which assets held by the Company are "investment securities" for the purposes of Section 3 of the Company Act. As part of such response, please explicitly list which of the securities recently acquired by the Company (e.g.,
       goNumerical/Coinsquare, TESS, and Kairos) are (or are not) included as "investment securities" and why such securities have the applicable treatment for Company Act
       Section 3 purposes.
 Jeffrey McGonegal
FirstName LastNameJeffrey McGonegal
Riot Blockchain, Inc.
Comapany NameRiot Blockchain, Inc.
February 9, 2018
June 16, 2017 Page 2
Page 2
FirstName LastName
2. We refer to your January 24, 2018 press release announcing your recent acquisition of
         Bitcoins at auction. Please explain the Company's treatment of Bitcoins (and any other crypto assets acquired by the Company since September 30, 2017, as applicable) for the purposes of Section 3(a)(1)(C) of the Company Act.
Item 1.01, page 1

3. We note your response to prior comment 1. Notwithstanding your determination as to whether you are an Investment Company under the Investment Company Act of 1940, please provide us with your analysis under ASC 946-10-15-5 through 15-9 in determining whether you meet the definition of an investment company for accounting purposes.

4. In your description of the accounting policy you propose to apply by analogy to digital assets you reference foreign currency, financial assets, and securities. In order to help us further evaluate your proposed accounting, please clarify for us to what the terms "digital assets" and "digital securities" relate and whether they meet the accounting definition of foreign currency, financial assets, or securities. Provide a more detailed analysis supporting the appropriateness of your proposed analogy to ASC 825 and provide further elaboration as to the other analogies you considered and rejected and the reasons why.

5. Please clarify whether you hold investments in digital assets other than bitcoin, for example as a result of your acquisitions of Tess, Inc. or Kairos Global Technology, Inc.

6. Please clarify the nature of Tess, Inc.'s business including what you mean when you state that Tess, Inc. is developing blockchain solutions for telecommunications companies.

7. Please clarify the nature of Kairos Global Technology, Inc.'s business and the extent to which its operations relate to the mining of cryptocurrency.
Exhibits

8. We refer to your response to prior comment 2. Based on the response, it remains unclear why you believe the restrictions on your rights as a shareholder in Coinsquare are immaterial to an understanding of the investment. In particular, we note that your response indicates that the shareholder agreement governs the management and operation of the Coinsquare business and also contains provisions restricting, and in certain cases mandating, transfer of your ownership interest. We further note that the Coinsquare investment, when undertaken, represented your sole asset reflective of your announced
         "shift in direction" to a "strategic investor and operator in the blockchain." Accordingly, we believe the agreement is a material agreement that is required to be filed pursuant to
         Regulation S-K, Item 601(b)(10). Please file the agreement or advise. Jeffrey McGonegal
Riot Blockchain, Inc.
February 9, 2018
Page 3

       You may contact Angela Connell, Accounting Branch Chief, at (202) 551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at (202) 551-8776 or Joseph McCann at (202) 551-6262 with any other questions.

FirstName LastNameJeffrey McGonegal                      Division of
Corporation Finance
Comapany NameRiot Blockchain, Inc.                       Office of Healthcare &
Insurance
June 16, 2017 Page 3
cc: Harvey Kesner, Esq.
FirstName LastName